UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G/A Under the Securities Exchange Act of 1934 (Amendment No. 2)*

KONGZHONG CORPORATION
(Name of Issuer)

Ordinary Shares, Par Value US$0.0000005 Per Share ("Shares")
(Title of Class of Securities)

50047P104
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☑ Rule 13d-1(c) ☐ Rule 13d-1(d) ☑ Rule 13d-2(b)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	50047P104
1.	Names of Reporting Persons IDG-Accel China Growth Fund II L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 99,728,640(1)
	6.	Shared Voting Power 8,156,520(2)
	7.	Sole Dispositive Power 99,728,640(1)
	8.	Shared Dispositive Power 8,156,520(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 107,885,160
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (11) 7.6%(3)
12.	Type of Reporting Person (See Instructions) PN

(1) By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG-Accel China Growth Fund II Associates L.P., IDG-Accel China Growth Fund GP II Associates Ltd., Patrick J. McGovern and Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these Shares.

(2) IDG-Accel China Investors II L.P. is the record owner of these Shares. The Reporting Person and IDG-Accel China Investors II L.P. have the same ultimate general partner, IDG-Accel China Growth Fund GP II Associates Ltd. By virtue of this, the Reporting Person may be deemed to be under common control with IDG-Accel China Investors II L.P. and thus share voting and dispositive power with respect to these Shares.

(3) Based upon 1,420,396,360 Shares outstanding as of May 22, 2009 as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(3) on May 26, 2009.

CUSIP No.	50047P104
1.	Names of Reporting Persons IDG-Accel China Growth Fund II Associates L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 99,728,640(1)
	6.	Shared Voting Power 8,156,520(2)
	7.	Sole Dispositive Power 99,728,640(1)
	8.	Shared Dispositive Power 8,156,520(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 107,885,160
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (11) 7.6%(3)
12.	Type of Reporting Person (See Instructions) PN

(1) The record owner of these Shares is IDG-Accel China Growth Fund II L.P. By virtue of being the general partner of IDG-Accel China Growth Fund II L.P., the Reporting Person may be deemed to have sole voting and dispositive power with respect to these Shares.

(2) IDG-Accel China Investors II L.P. is the record owner of these Shares. The Reporting Person and IDG-Accel China Investors II L.P. have the same general partner, IDG-Accel China Growth Fund GP II Associates Ltd. By virtue of this, the Reporting Person may be deemed to be under common control with IDG-Accel China Investors II L.P. and thus share voting and dispositive power with respect to these Shares.

(3) Based upon 1,420,396,360 Shares outstanding as of May 22, 2009 as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(3) on May 26, 2009.

CUSIP No.	50047P104
1.	Names of Reporting Persons IDG-Accel China Growth Fund GP II Associates Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 107,885,160(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 107,885,160(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 107,885,160
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (11) 7.6%(2)
12.	Type of Reporting Person (See Instructions) CO

(1) Including 99,728,640 Shares of which the record owner is IDG-Accel China Growth Fund II L.P. and 8,156,520 Shares of which the record owner is IDG-Accel China Investors II L.P. By virtue of being the ultimate general partner of both record owners, the Reporting Person may be deemed to have sole voting and dispositive power with respect to all these Shares.

(2) Based upon 1,420,396,360 Shares outstanding as of May 22, 2009 as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(3) on May 26, 2009.

CUSIP No.	50047P104
1.	Names of Reporting Persons IDG-Accel China Investors II L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 8,156,520(1)
	6.	Shared Voting Power 99,728,640(2)
	7.	Sole Dispositive Power 8,156,520(1)
	8.	Shared Dispositive Power 99,728,640(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 107,885,160
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (11) 7.6%(3)
12.	Type of Reporting Person (See Instructions) PN

(1) By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG-Accel China Growth Fund GP II Associates Ltd., Patrick J. McGovern and Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these Shares.

(2) IDG-Accel China Growth Fund II L.P. is the record owner of these Shares. IDG-Accel China Growth Fund II L.P. and the Reporting Person have the same ultimate general partner, IDG-Accel China Growth Fund GP II Associates Ltd. By virtue of this, the Reporting Person may be deemed to be under common control with IDG-Accel China Growth Fund II L.P. and thus share voting and dispositive power with respect to these Shares.

(3) Based upon 1,420,396,360 Shares outstanding as of May 22, 2009 as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(3) on May 26, 2009.

CUSIP No.	50047P104
1.	Names of Reporting Persons Patrick J. McGovern
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 107,885,160(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 107,885,160(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 107,885,160
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (11) 7.6%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Including 99,728,640 Shares of which the record owner is IDG-Accel China Growth Fund II L.P. and 8,156,520 Shares of which the record owner is IDG-Accel China Investors II L.P. The ultimate general partner of both record owners is IDG-Accel China Growth Fund GP II Associates Ltd., of which the Reporting Person and Quan Zhou are directors and executive officers. By virtue of acting together to direct the management and operations of IDG-Accel China Growth Fund GP II Associates Ltd., the Reporting Person and Quan Zhou may be deemed to have shared voting and dispositive power with respect to all these Shares.

(2) Based upon 1,420,396,360 Shares outstanding as of May 22, 2009 as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(3) on May 26, 2009.

CUSIP No.	50047P104
1.	Names of Reporting Persons Quan Zhou
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 107,885,160(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 107,885,160(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 107,885,160
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (11) 7.6%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Including 99,728,640 Shares of which the record owner is IDG-Accel China Growth Fund II L.P. and 8,156,520 Shares of which the record owner is IDG-Accel China Investors II L.P. The ultimate general partner of both record owners is IDG-Accel China Growth Fund GP II Associates Ltd., of which the Reporting Person and Patrick J. McGovern are directors and executive officers. By virtue of acting together to direct the management and operations of IDG-Accel China Growth Fund GP II Associates Ltd., the Reporting Person and Patrick J. McGovern may be deemed to have shared voting and dispositive power with respect to all these Shares.

(2) Based upon 1,420,396,360 Shares outstanding as of May 22, 2009 as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(3) on May 26, 2009.

Item 1(a).  Name of Issuer

KongZhong Corporation

Item 1(b).  Address of Issuer’s Principal Executive Offices

35th Floor, Tengda Plaza
No. 168, Xizhimenwai Street
Beijing, China, 100044

Item 2(a).  Name of Persons Filing

1.	IDG-Accel China Growth Fund II L.P.
2.	IDG-Accel China Growth Fund II Associates L.P.
3.	IDG-Accel China Growth Fund GP II Associates Ltd.
4.	IDG-Accel China Investors II L.P.
5.	Patrick J. McGovern
6.	Quan Zhou

The above persons have agreed that this statement may be filed by IDG-Accel China Growth Fund II L.P. (“IDG Fund LP”) and IDG-Accel China Investors II L.P. (“IDG Investors LP”) on behalf of all of them jointly pursuant to Rule 13d-1(k). A copy of such agreement is attached as an exhibit to this statement.

IDG Fund LP is a limited partnership organized under the laws of Cayman Islands. The general partner of IDG Fund LP is IDG-Accel China Growth Fund II Associates L.P. ("IDG Associates LP"), a limited partnership organized under the laws of Cayman Islands. The general partner of IDG Associates LP is IDG-Accel China Growth Fund GP II Associates Ltd. (“IDG GP”), a limited liability company incorporated under laws of Cayman Islands. IDG Investors LP is a limited partnership organized under the laws of Cayman Islands. The general partner of IDG Investors LP is IDG GP. The directors and executive officers of IDG GP are Patrick J. McGovern and Quan Zhou.

Item 2(b).  Address of Principal Business Office or, If None, Residence

For all reporting persons:

c/o IDG VC Management Ltd.
Unit 1509, The Center
99 Queen's Road
Central, Hong Kong

Item 2(c).   Citizenship

Patrick J. McGovern and Quan Zhou are each a citizen of United States of America. IDG Fund LP, IDG Associates LP, IDG GP and IDG Investors LP are each organized under laws of Cayman Islands.

Item 2(d).   Title of Class of Securities

Ordinary shares, par value $0.0000005 per share (“Shares”)

Item 2(e).   CUSIP No.

50047P104

Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser registered under Section 203 of the Investment Advisers Act of 1940 or under the laws of any state;

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.  Ownership

The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.

Item 5.  Ownership of 5 Percent or Less of a Class

N/A.

Item 6. Ownership of More Than 5 Percent on Behalf of Another Person

 N/A.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A.

Item 8.  Identification and Classification of Members of the Group.

N/A.

Item 9.  Notice of Dissolution of Group.

N/A.

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2010

IDG-ACCEL CHINA GROWTH FUND II L.P. By: IDG-Accel China Growth Fund II Associates L.P., its General Partner By: IDG-Accel China Growth Fund GP II Associates Ltd., its General Partner

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG-ACCEL CHINA INVESTORS II L.P. By: IDG-Accel China Growth Fund GP II Associates Ltd., its General Partner

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

Joint Filing Agreement

We, the undersigned, hereby agree that the Statement on Schedule 13G/A in connection with the securities of KongZhong Corporation to which this Agreement is an Exhibit, and any amendment thereafter signed by each of the undersigned, may be filed by IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investors II L.P. on behalf of each of the undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: January 19, 2010

IDG-ACCEL CHINA GROWTH FUND II L.P. By: IDG-Accel China Growth Fund II Associates L.P., its General Partner By: IDG-Accel China Growth Fund GP II Associates Ltd., its General Partner

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG-ACCEL CHINA INVESTORS II L.P. By: IDG-Accel China Growth Fund GP II Associates Ltd., its General Partner

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND II ASSOCIATES L.P. By: IDG-Accel China Growth Fund GP II Associates Ltd., its General Partner

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND GP II ASSOCIATES LTD.

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

PATRICK J. MCGOVERN

By:	/s/ Patrick J. McGovern

QUAN ZHOU

By:	/s/ Quan ZHOU